UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 32313 / October 12, 2016

In the Matter of

NORTHERN LIGHTS FUND TRUST
80 Arkay Drive, Suite 110
Hauppauge, New York 11788

DEARBORN CAPITAL MANAGEMENT, LLC
626 West Jackson St., Suite 600
Chicago, IL 60661

(File No. 812-14432)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2
UNDER THE ACT AND CERTAIN DISCLOSURE REQUIREMENTS

Northern Lights Fund Trust and Dearborn Capital Management, LLC filed an application on
March 11, 2015 and amended on April 14, 2016 and June 20, 2016, requesting an order under
section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from section
15(a) of the Act and rule 18f-2 under the Act, as well as from certain disclosure requirements.
The order permits applicants to enter into and materially amend subadvisory agreements without
shareholder approval and also grants relief from certain disclosure requirements.

On September 16, 2016, a notice of the filing of the application was issued (Investment
Company Act Release No. 32264). The notice gave interested persons an opportunity to request
a hearing and stated that an order granting the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by Northern Lights Fund Trust and Dearborn Capital Management, LLC (File No. 812-14432) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary